02041226

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Issuer**
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 17, 2002

BIOMIRA INC.
*(Translation of registrant's name into English)*

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
*(Address of principal executive offices)*



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ (for past years) Form 40-F _X_ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________



PHLEGAL: #1254282 v1 (QVT601!.DOC)

Page 1 of 17 pages

For the 3 months ended March 31, 2002

Q1 Q2 Q3 Q4

# BIOMIRA
## Interim Report 2002


Investigator's Brochure
Investigational Use
Store at 2° to 8°C


BEST AVAILABLE COPY

BIOMIRA
The Cancer Vaccine People™

p. 3

## CONSOLIDATED BALANCE SHEETS

| (Canadian dollars, in thousands) | March 31 2002 (Unaudited) | December 3[illegible] 200[illegible] (Audited) |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $22,976 | $22,789 |
| Short-term investments | 49,760 | 62,343 |
| Accounts receivable | 309 | 1,386 |
| Prepaid expenses | 656 | 469 |
| | 73,701 | 86,987 |
| Capital assets (net) | 1,975 | 2,202 |
| **TOTAL ASSETS** | $75,676 | $89,189 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities | $10,724 | $13,999 |
| Accrued interest on convertible debentures | 71 | 245 |
| Current portion of deferred revenue | 1,053 | 1,053 |
| Current portion of capital lease obligation | 202 | 233 |
| | 12,050 | 15,530 |
| Deferred revenue | 8,515 | 8,778 |
| Capital lease obligation | 237 | 263 |
| Class A preference shares | 30 | 30 |
| | 20,832 | 24,601 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 3) | 324,488 | 323,597 |
| Convertible debentures (Note 4) | 20,371 | 22,206 |
| Contributed surplus | 8,901 | 8,901 |
| Deficit | (298,916) | (290,116) |
| | 54,844 | 64,588 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $75,676 | $89,189 |

## CONSOLIDATED STATEMENTS OF OPERATIONS

| (Canadian dollars, in thousands, except per share amounts) (Unaudited) | Three Months Ended March 31 2002 | 2001 |
|---|---|---|
| **REVENUE** | | |
| Contract research and development | $992 | $ — |
| Licensing revenue from collaborative agreements | 263 | — |
| Licensing, royalties and other revenue | — | 290 |
| | 1,255 | 290 |
| **EXPENSES** | | |
| Research and development | 6,579 | 10,995 |
| General and administrative | 1,714 | 1,619 |
| Market and business development (Note 5) | 894 | — |
| Amortization of capital assets | 243 | 285 |
| | 9,430 | 12,899 |
| **OPERATING LOSS** | (8,175) | (12,609) |
| Investment and other income | 653 | 824 |
| Interest expense | (14) | (10) |
| **LOSS BEFORE INCOME TAXES** | (7,536) | (11,795) |
| Income tax provision | (37) | (93) |
| **NET LOSS** | $(7,573) | $(11,888) |
| **BASIC AND DILUTED LOSS PER SHARE (Note 6)** | $(0.17) | $(0.24) |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | 52,491 | 49,881 |

## CONSOLIDATED STATEMENTS OF DEFICIT

| (Canadian dollars, in thousands) (Unaudited) | Three Months Ended March 31 2002 | 2001 |
|---|---|---|
| **DEFICIT, BEGINNING OF PERIOD** | $(290,116) | $(251,192) |
| Net loss for the period | (7,573) | (11,888) |
| Accretion of convertible debentures | (964) | — |
| Interest and carrying charges on convertible debentures | (263) | — |
| **DEFICIT, END OF PERIOD** | $(298,916) | $(263,080) |

## CONSOLIDATED STATEMENTS OF CASH FLOW

| (Canadian dollars, in thousands) (Unaudited) | Three Months Ended March 31 2002 | 2001 |
|---|---|---|
| **NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:** | | |
| **OPERATING** | | |
| Net loss | $(7,573) | $(11,888) |
| Add items not affecting cash: | | |
| Amortization of capital assets | 243 | 285 |
| Unrealized foreign exchange (gain) loss | — | (1) |
| Net change in non-cash balances from operations | (2,648) | 235 |
| | (9,978) | (11,369) |
| **INVESTING** | | |
| Decrease in short-term investments | 12,583 | 2,698 |
| Purchase of capital assets | (15) | (41) |
| | 12,568 | 2,657 |
| **FINANCING** | | |
| Proceeds on issue of common shares, net of issue costs | 891 | 2,550 |
| Financing costs of convertible debentures | (24) | — |
| Principal repayment on convertible debentures | (2,811) | — |
| Interest on convertible debentures | (401) | — |
| Repayment of capital lease obligation | (58) | (48) |
| | (2,403) | 2,502 |
| Effect of exchange rate fluctuations on cash and cash equivalents | — | 1 |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD** | 187 | (6,209) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 22,789 | 9,581 |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | $22,976 | $3,372 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Amount of interest paid | $14 | $12 |
| Amount of income taxes paid | $ — | $ — |

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)

## 1. Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2001, except as noted below. Comparative figures for prior periods have been restated to conform to the current presentation.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2001 filed with the appropriate securities commissions.

## 2. Changes in Accounting Policy

*a) Foreign currency translation* Effective January 1, 2002, the Company adopted the recommendations of revised CICA Handbook Section 1650 *Foreign Currency Translation,* which eliminates the deferral and amortization of unrealized exchange gains on long-term monetary items, instead requiring that they be recognized in income in the period that they occur. There is no material impact on the financial statements resulting from this change either in the current period or the prior period presented.

*b) Stock-based compensation* Effective January 1, 2002, the Company adopted new CICA Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments,* which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires disclosure of pro forma earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. If share options are repurchased from holders, the consideration paid is charged to retained earnings. There is no effect on the financial statements of either the current period or prior periods presented (see Note 7).

*c) Goodwill and other intangible assets* Effective January 1, 2002, the Company adopted on a prospective basis new CICA Handbook Section 3062 *Goodwill and Other Intangible Assets,* whose provisions replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. Any material decline in fair value from carrying value will be charged to expense in the period that impairment has been determined. There is no material impact on the financial statements resulting from this change either in the current period or the prior period presented.

## 3. Share Capital

The following table presents share information for the period ended:

| | Three Months Ended March 31 2002 | 2001 |
|---|---|---|
| **Common shares** | | |
| Common shares, beginning of period | 52,377 | 49,736 |
| Issued under equity line CSPA | 54 | 226 |
| Issued under exercise of stock options | 137 | 10 |
| Common shares, end of period | 52,568 | 49,972 |
| **Stock options** | | |
| Stock options, beginning of period | 4,225 | 4,105 |
| Granted | 150 | 23 |
| Exercised | (137) | (10) |
| Cancelled | (277) | (27) |
| Stock options, end of period | 3,961 | 4,091 |

Stock options are exercisable at a range of exercise prices from $2.30 to $23.10 per share.

**Warrants**

There were no transactions relating to warrants during the period.

## 4. Convertible Debentures

Under the terms of the convertible debenture agreement dated September 26, 2001, the Company elected to pay the February and March obligations in cash in the aggregate amount of $3,212. The April obligation was paid in cash.

As at March 31, 2002, the common equity component of the convertible debentures was $17,033 (2001 – nil) and the purchase warrants component was $3,338 (2001 – nil), for an aggregate amount of $20,371 (2001 – nil).

## 5. Market and Business Development

Under the terms of the collaborative agreements, the Company and Merck KGaA (Merck) agreed to co-funding of market and business development expenditures relating to North American marketing and co-promotion, which include pre-launch activities leading to commercialization. The parties reconcile such joint development costs on a quarterly basis, and when it results in funding payments to Merck, the Company records such non-refundable amounts as Market and Business Development expense.

## 6. Basic and Diluted Loss per Share

Under CICA Handbook Section 3500 *Earnings Per Share,* basic and diluted loss per share has been calculated as follows:

| | Three Months Ended March 31 2002 | 2001 |
|---|---|---|
| Net loss, as reported | $(7,573) | $(11,888) |
| Convertible debentures accounted for as equity: | | |
| Accretion of convertible debentures | (964) | – |
| Interest and carrying charges on convertible debentures | (263) | – |
| Net loss to common shareholders | $(8,800) | $(11,888) |
| Weighted-average shares outstanding | 52,491 | 49,881 |
| Basic and diluted loss per share | $(0.17) | $(24) |

## 7. Stock-Based Compensation

As permitted by CICA Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments,* the Company has elected to continue measuring compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

Had compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations for the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

| | Three Months Ended March 31 2002 |
|---|---|
| Net loss to common shareholders (Note 6) | $(8,800) |
| Compensation expense under CICA 3870 | (34) |
| Pro forma net loss | $(8,834) |
| Pro forma basic and diluted loss per share | $(0.17) |

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

| | |
|---|---|
| Dividend rate | 0.0% |
| Annualized volatility | 74.78% |
| Risk-free interest rate | 5.58% |
| Expected life of options in years | 6.0 |

## 8. Segmented Information

The Company is engaged worldwide in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Revenue, operations, and capital assets by geographic region for the periods indicated are as follows:

| | Three Months Ended March 31 2002 | 2001 |
|---|---|---|
| **Revenue from operations located in** | | |
| Canada | $44 | $290 |
| United States | — | — |
| Barbados | 1,102 | — |
| Europe | 109 | — |
| | $1,255 | $290 |
| **Amortization of capital assets in** | | |
| Canada | $159 | $216 |
| United States | 84 | 69 |
| | $243 | $285 |
| **Capital assets in** | | |
| Canada | $1,058 | $1,458 |
| United States | 917 | 849 |
| | $1,975 | $2,307 |

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

| | Number of Customers | Revenue |
|---|---|---|
| 2002 | 1 | $1,255 |
| 2001 | 2 | 282 |

p. 8

## Corporate Update:
### The Cancer Vaccine People™

### Data Safety Monitoring Board Reviews Safety Data of BLP25 Vaccine Phase IIb Study

Early in the quarter, Biomira announced that an independent Data Safety Monitoring Board (DSMB) had reviewed safety data from the first 50 patients enrolled in our **BLP25** vaccine Phase IIb non-small cell lung cancer (NSCLC) trial. The trial is continuing to enrol 166 patients at 17 sites in both Canada and the United Kingdom.

The objectives of this randomized trial are to measure the safety and potential survival benefit of **BLP25** vaccine in patients with NSCLC. The secondary endpoint of the trial is quality of life. All efficacy data will remain fully blinded until the analysis is initiated. The analysis is event driven and the timing of the analysis is dependent on when clinical events occur.

### Phase II Pilot Study of THERATOPE® Vaccine for Metastatic Colorectal Cancer Initiated

The first quarter also saw the initiation of a pilot Phase II clinical trial evaluating the safety of **THERATOPE®** vaccine in men and women with metastatic colorectal cancer, as well as evaluating the ability of the vaccine to induce an antibody response in these patients, when given in combination with first line chemotherapy. Twenty patients are expected to enroll in this trial and enrolment is anticipated to be completed towards the end of 2002.

This new trial is intended to evaluate whether **THERATOPE®** vaccine can generate an immune response when administered in combination with chemotherapy.

Colorectal cancer is the third most common cancer in men and women. In North America, colorectal cancer accounts for over 55,000 deaths each year with an estimated 135,000 new cases in 2001, according to the American Cancer Society.

### BIO CEO and Investor Conference

In February, Biomira once again presented at the fourth annual BIO CEO and Investor Conference in New York. Our session was well attended by institutional investors. The session highlighted the Company's product and corporate advancements. Advancements in the last year were discussed, which included the major collaboration with Merck KGaA of Darmstadt, Germany and the completion of enrolment of the Phase III **THERATOPE®** vaccine trial.

Since the time of the collaboration with Merck KGaA, a joint Global Product Team, comprised of members from Biomira and Merck KGaA was established. This team is empowered to develop, implement and manage all development and North American co-marketing plans including registration strategies and life cycle management. This development was highlighted at the investor conference, noting this achievement as indicative of our strong collaboration with Merck KGaA.

### Invest Northwest Conference

Biomira also highlighted the Company's product and corporate advancements at Invest Northwest™, a life sciences and CEO investor conference, which was held in Seattle WA at the beginning of March, 2002.

### Dr. Guy Ely Appointed Vice President Clinical and Regulatory Affairs

In March, Biomira announced the appointment of Dr. Guy Ely to the position of Vice President, Clinical and Regulatory Affairs, replacing Dr. Grant MacLean, who left the Company in 2001.

It is felt that Dr. Ely's years of experience in managing clinical development and regulatory affairs will add tremendous value to Biomira during this important stage of our development. Dr. Ely previously served as Vice President, Clinical and Medical Affairs of Lorus Therapeutics Inc., where he was responsible for the global clinical development and medical affairs of oncology products.

Prior to joining Lorus, Dr. Ely served as Associate Medical Director of SmithKline Beecham Canada Inc; Vice President, Clinical Medical Affairs at Biochem Therapeutics; and Director, Clinical Research at Abbott Laboratories Canada.

Dr. Ely is a member of the American Society of Clinical Oncology and is on the external advisory board of the Ohio Cancer Institute. He received his Doctorate of Medicine degree from the University Paris XII, Paris, France.

### Nancy J. Wysenski Joins Biomira's Board of Directors

Biomira and its Chairman, Mr. Eric Baker, were also pleased to announce the appointment of Nancy J. Wysenski, President of EMD Pharmaceuticals, Inc., to Biomira's Board of Directors. EMD is the U.S. affiliate of Merck KGaA of Darmstadt, Germany. Biomira and Merck KGaA entered into a global development and U.S. co-promotion collaboration for Biomira's lead product candidates, **THERATOPE®** vaccine and **BLP25** vaccine in 2001.

Ms. Wysenski's strong business, sales and marketing experience will be a great asset to Biomira, as we move closer to our goal of becoming a forward integrated biopharmaceutical company. Also, her marketing insight will be of great value, as we move together, with Merck KGaA, to bring our vaccine technologies to commercialization.

### Biomira Website

Biomira recently launched a revamped website **www.biomira.com**. It has a new look, showcasing some of the employees of the Company, but still provides all of the information you require at the click of a button.

8.10

## Results of Operations

Financial results for the three months ended March 31, 2002 reflect a consolidated net loss from operations of $7.6 million or $0.17 per share compared to $11.9 million or $0.24 per share, for the same period in 2001. The decreased loss in 2002 arises mainly from a $4.4 million reduction of gross research and development expenditures.

Contract research and development revenues for the quarter totaled $1.0 million compared to nil for the same period in 2001 and represent clinical development funding received from Merck KGaA related to Biomira's lead programs involving **THERATOPE®** and **BLP25** vaccines. Licensing revenues of $0.26 million represent the amortization of upfront payments received from Merck KGaA in May 2001.

Research and development expenditures for the three months ended March 31, 2002 totaled $6.6 million compared to $11.0 million for the same period in 2001. The decreased research and development expenditures are attributable to the completion of enrolment of the **THERATOPE®** vaccine Phase III trial as well as the suspension of the autologous and Liposomal Interleukin-2 (L-IL-2) vaccine programs announced in November 2001.

Market and business development expenses are attributed to expenditures associated with both the development of Biomira's internal marketing capabilities and with pre-launch initiatives leading up to the potential worldwide commercialization of **THERATOPE®** vaccine.

Biomira's finances remain strong with $72.7 million in cash and short-term investments as at March 31, 2002. During the first quarter, the Company made interest and principal repayments of $3.2 million under the terms of the existing convertible debentures. To date, these repayments have been in cash rather than in common shares in order to protect existing shareholders from dilution of share value. In the first quarter, the Company also drew down $345 thousand under its existing equity line agreement. Approximately 3.6 million shares are still available for drawdown under the terms of the equity line agreement.

Alex McPherson, MD, PhD
President and Chief Executive Officer

B. 11

**Share Registrars and Transfer Agents:**

Computershare Trust
Company of Canada
600, 530 - 8th Ave. S.W.
Calgary, Alberta, Canada
T2P 3S8

Computershare Trust
Company Inc.
P.O. Box 1596
Denver, Colorado
80201 USA

**Stock Listings and Symbols:**

Toronto Stock Exchange
BRA

Nasdaq National Market
BIOM

## ABOUT BIOMIRA

Biomira Inc. is a biotechnology company applying its leading technology in immunotherapy and organic chemistry for the development of cancer therapeutics. The Company's commitment to the development of products for the treatment of cancer is currently focused on synthetic therapeutic vaccines and innovative strategies for immunotherapy of cancer. Biomira's lead cancer vaccine product candidates are **THERATOPE®** therapeutic vaccine and **BLP25** vaccine. We are The Cancer Vaccine People™.

**Contact: Jane Tulloch**
**Manager, Investor Relations**
**780 490-2812 ir@biomira.com**

We invite you to visit our web site at **www.biomira.com** or call our investor relations department toll free at **1-877-234-0444 Ext. 277.**

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses, efficacy, safety and clinical benefit of products, timing of regulatory clearances, timing of product launches in different markets, adequacy of financing and reserves on hand, and the achievement of contract milestones. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a complete account of our official corporate documents filed in the United States and Canada, you are encouraged to review documents filed with the securities regulators.

8.12

BIOMIRA

The Cancer Vaccine People™

**News Release**
**For Immediate Release**

## BIOMIRA SPONSORS ASCO'S YOUNG INVESTIGATOR AWARD

**EDMONTON, ALBERTA, CANADA — MAY 20, 2002 —** Biomira (Nasdaq: BIOM) (TSE: BRA) announced that the Company will sponsor one of the Young Investigator Awards, to be given by the American Society of Clinical Oncology (ASCO) at a presentation today in Orlando, Florida.

Edward S. Kim, MD of the University of Texas, M.D. Anderson Cancer Center, will be the recipient of the award for research described in his paper, "Targeting the Epidermal Growth Factor Receptor for Chemoprevention of Lung Cancer." Dr. Kim's studies describe the over-expression of proteins including Akt, Erk, and VEGF, and assess gene mutations in bronchial tissue in patients at high risk for developing lung cancer.

"We are pleased to support the better understanding of genetic and biological pathways that may lead to the development of cancer," said Alex McPherson, MD, PhD, President and CEO of Biomira. "The work by Dr. Kim, although not part of a cancer vaccine program, is consistent with our aim to contribute to overall cancer care, which could lead to improved quality of life and duration of survival for patients. The basic research he has described may one day lead to better patient outcomes and fewer side effects than current therapies, and for that we are honoured to provide our support."

The American Society of Clinical Oncology is the world's leading professional organization representing physicians who treat people with cancer. ASCO's Young Investigator Award program provides grant funds to promising investigators to encourage and promote quality research in clinical oncology. The purpose of this award is to fund physicians during the transition from a fellowship program to a faculty appointment and consideration was given to those who had potential for independent investigation, achievements in previous scientific training and a proven commitment to careers in clinical research.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-more-

**Biomira Company Contacts:**


Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

Jane Tulloch
Director, Investor Relations
780 490-2812


# # #

*This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.*


BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA
The Cancer Vaccine People™

RECEIVED JUN 5 2002

**News Release**
**For Immediate Release**

**BIOMIRA REPORTS ON PLANS FOR THERATOPE® VACCINE PHASE III ANALYSES AND OTHER PRODUCT ADVANCEMENTS AT ANNUAL GENERAL MEETING**

**TORONTO, ONTARIO, CANADA —May 22, 2002—** Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) reviewed plans for the Company's Phase III **THERATOPE®** vaccine analyses for metastatic breast cancer as well as other developments at the Company's Annual General Meeting, held today at the Toronto Stock Exchange Conference Centre.

At the meeting, Dr. McPherson discussed the final analysis of the Phase III trial for the Company's lead product candidate, **THERATOPE®** vaccine. This final analysis is expected to commence in the fourth quarter of 2003. He then discussed the process for the interim analysis of **THERATOPE®** vaccine, which is expected to be initiated in the third quarter of 2002. In his discussion of the interim analysis, the three most conceivable scenarios were described: 1) continue the trial to final analysis 2) continue the study but discuss results with regulatory agencies with the possibility of filing a marketing application; and 3), which is unlikely, halt the trial if it is determined that **THERATOPE®** vaccine causes safety concerns or the patients on the vaccine arm are disadvantaged in comparison to the control arm. A Data Safety Monitoring Board (DSMB), an independent group of physicians and a statistician, will make its recommendation for moving forward to both Biomira and its collaborator, Merck KGaA, Darmstadt, Germany, following an interim analysis of the data. Both companies will remain blinded to the data until after the DSMB makes its recommendation. The study endpoints include prolongation in survival and time to disease progression.

"This year marks an important time in our Company's history as we may have the first glimpse of clinical data from the key **THERATOPE®** vaccine trial. The strength of the powering of our **THERATOPE®** vaccine Phase III clinical trial is on the final analysis, likely to commence in late 2003. However, the trial is designed with an interim analysis, which is event driven and is expected to commence in the third quarter of 2002," said Alex McPherson, MD, PhD, President and CEO of Biomira. "We are confident that we have designed a well-controlled and extensive trial, which should yield robust data and we are hopeful of a positive outcome at either the final or interim analysis. We believe the strong trial design is one of the factors that makes our company stand apart in the biotechnology industry. Biomira is in a strong cash position that will see our studies through, with CDN $72.7 million as of March 31, 2002."

Biomira also reported on its progress in evaluating **THERATOPE®** vaccine's potential in other types of cancers. In February 2002, the Company began a Phase II pilot study using **THERATOPE®** vaccine in colorectal cancer patients. This study is designed to evaluate the ability of the product to induce an antibody response in patients when given in combination with first-line chemotherapy. Biomira expects to complete enrolment in this trial by year's end.

-more-

Also today, Dr. McPherson described the clinical progress of **BLP25** vaccine for non-small cell lung cancer (NSCLC) and prostate cancer. **BLP25** vaccine is currently in a Phase IIb study, which will involve 166 patients who have NSCLC and have benefited from first-line chemotherapy. The randomized and controlled study is being conducted in Canada and the United Kingdom and the trial is expected to complete enrolment by year's end. The trial's endpoints are safety, survival and quality of life. If the trial demonstrates a survival benefit, the Company currently intends to discuss results with regulatory agencies to explore registration strategies.

In its first safety review of 50 patients enrolled in the **BLP25** vaccine trial, the DSMB confirmed the integrity of the trial conduct, the data analysis plan, and reported that there were no safety concerns preventing the trial from continuing. A second review is expected in the third quarter 2002, evaluating the first 100 patients who have been in the trial for at least eight weeks. Analysis of the data for efficacy is expected in 2003, the timing of which is based upon a pre-determined number of clinical events having taken place.

**BLP25** vaccine is also being tested in a Phase II pilot study in patients with prostate cancer. This study, involving 20 patients, was designed to determine whether **BLP25** vaccine may affect the serum marker prostate specific antigen (PSA). The study will follow patients to see if PSA levels, usually indicative of growing cancer, can be reduced or stabilized. This study is expected to complete enrolment this year.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

**Biomira Company Contacts:**


| | |
|---|---|
| Bill Wickson | Media Contact: |
| Manager Public Relations and Special Assistant | Brad Miles, BMC Communications |
| 780 490-2818 | 212 477-9007 X17 |


# # #

The webcast of Dr. McPherson's presentation can be found at http://webevents.broadcast.com/cnw/biomira20020522 or can be accessed through the Company's website at www.biomira.com. The webcast is archived following today's presentation for ninety days.

*This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.*

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: June 17, 2002

By: [signature]
Edward A. Taylor
Vice President Finance

PHLEGAL: #112344 v1 (2#__01!.DOC)

β.17